UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 9, 2017

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 9, 2017 we entered into a €75,000,000 senior secured revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V. (the “Company”), the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee.

On February 27, 2017, we announced the acquisition of a data center business from Vancis Holding B.V. The New Facility provides the company with additional flexibility to support its expansion projects following the use of cash on hand to complete the acquisition from Vancis Holding B.V.

The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended up to an additional 6 months after its initial maturity date.

The New Facility contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Revolving Facility Agreement (as defined below) and/or the indenture governing our outstanding senior secured notes.

The Company also received the requisite consents from lenders under its senior multicurrency revolving facility agreement dated June 17, 2013 between, among others, the Company, ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited as arrangers and Barclays Bank PLC as agent and security agent (the “Agent”), as amended, modified or supplemented from time to time (the “Revolving Facility Agreement”) to enter into the New Facility pursuant to a letter agreement dated February 17, 2017 from the Company to the Agent.

The foregoing description of the New Facility is not intended to be a complete description of that agreement. The description is qualified in its entirety by the full text of that agreement which is attached as Exhibit 99.1 and incorporated by reference in this Report.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on 23 June 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on 2 June 2014 (File No. 333-196447).

Exhibit

99.1	Senior secured revolving facility agreement dated March 9, 2017 by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: March 9, 2017